UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 2, 2022

(Date of Report (Date of earliest event reported))

PIESTRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3723875
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1661 EAST FRANKLIN AVENUE EL SEGUNDO, CA	90245
(Address of principal executive offices)	(ZIP Code)

310-431-1186

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

As of September 2, 2022, Kevin Morris is no longer serving as Principal Financial Officer and Principal Accounting Officer of Piestro, Inc. (the “Company”). Christian Huff is now serving as the Company’s Chief Financial Officer, taking on responsibilities of Principal Financial Officer and Principal Accounting Officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By	/s/ James Buckly Jordan
James Jordan, Director
Piestro, Inc.

Date: September 7, 2022